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SECURI~~TI~~ ~~ ~~ ION

BB 3/24

SEC
SEC
Mail Processing
Section

MAR 0 1 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/11___ AND ENDING ___12/31/11___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Development Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14680 Sterling Road Suite 2000
(No. and Street)

Colorado Springs   CO   80921-2617
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Mendrop   719-632-8341
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West   Southfield,   MI.   48075
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Chris Mendrop _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Corporate Development Capital, LLC _____ , as of _____ December 31 _____ , 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Corporate Development Capital, LLC

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2011 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2011

CORPORATE DEVELOPMENT CAPITAL, LLC
December 31, 2011

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report

Financial Statements

Independent Accountants' Report on Supplementary Information

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 22, 2012

Board of Directors
Corporate Development Capital, LLC
14680 Sterling Road Suite 2000
Colorado Springs , CO 80921

I have audited the accompanying balance sheet of Corporate Development Capital, LLC, as of
December 31, 2011, and the related statements of income, retained earnings, changes in stockholder's
equity, and cash flows for the years then ended. These financial statements are the responsibility of the
Company's management. My responsibility is to express an opinion on these financial statements based
on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that I plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the
financial position of Corporate Development Capital, LLC as of December 31, 2011, and the results of
its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended
in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken
as a whole. The information contained in the supplemental schedules of computation of net capital,
computation of basic net capital requirement, computation of aggregate indebtedness, exemptive
provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general
creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for
additional analysis and are not a required part of the basic financial statements, but are supplementary
information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has
been subjected to the auditing procedures applied in the audit of the basic financial statements and, in
my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited
Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus
report required under Rule 15c3-1.

Edward Richardson Jr. CPA
Edward Richardson Jr., CPA

1

Corporate Development Capital, LLC
BALANCE SHEET
As of December 31, 2011

ASSETS

CURRENT ASSETS

Cash In Bank	$	2,072.81
Cash in Bank		4,309.66
Prepaid Expenses		3.81
Total Current Assets		6,386.28

PROPERTY AND EQUIPMENT

TOTAL ASSETS	$	6,386.28

The footnotes are an integral part of the financial statements.

2

Corporate Development Capital, LLC
BALANCE SHEET
As of December 31, 2011

CURRENT LIABILITIES		
Accounts Payable	$	30.25
Total Current Liabilities		30.25
LONG-TERM LIABILITIES		
Total Liabilities		30.25
MEMBERS' EQUITY		
Members' Equity		6,356.03
Total Members' Equity		6,356.03
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	6,386.28

The footnotes are an integral part of the financial statements.

3

Corporate Development Capital, LLC
STATEMENT OF INCOME

12 Months Ended
December 31, 2011

Revenues

Other Income	$	26,262.73
Interest Income		7.10
Total Revenues		26,269.83

Operating Expenses

Employee compensation and ben	10,530.00
Floor brokerage, exchange, and c	403.59
Communications and data proces	2,603.39
Other expenses	12,960.82
Total Operating Expenses	26,497.80
Operating Income (Loss)	(227.97)

Net Income (Loss)	$	(227.97)

The footnotes are an integral part of the financial statements.

4

Corporate Development Capital, LLC
STATEMENT OF PARTNERS' EQUITY

	12 Months Ended December 31, 2011
Beginning of Period	$ 6,584.00
Plus: Net Income	$ (227.97)
Less: Member Distributions	0.00
MEMBERS' EQUITY END OF PERIOD	$ 6,356.03

The footnotes are an integral part of the financial statements.

5

Corporate Development Capital, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (227.97)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Other	125.19
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	30.25
Accrued Liabilities	0.00
Total Adjustments	155.44
Net Cash Provided By (Used in) Operating Activities	(72.53)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(72.53)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,455.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 6,382.47

The footnotes are an integral part of the financial statements.

6

CORPORATE DEVELOPMENT CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2011	$ -	$ 6,584	$ 6,584
Net Income for the year ended December 31, 2011	-	(228)	(228)
Member Contributions	-	-	-
Member Distributions	-	-	-
Prior Period Adjustment	-	-	-
Balance at December 31, 2011	$ -	$ 6,356	$ 6,356

The footnotes an are integral part of the financial statements.

7

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Corporate Development Capital, LLC (the Company) was organized in the State of Colorado on July 29, 2003. The Company has adopted a calendar year.

Description of Business

The Company, located in Colorado Springs, CO, is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption for "Special Account for the Exclusive benefit of customers" maintained.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the transaction date reported by the escrow agent firm through submitted closing agreements.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2010, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The company is taxed as a partnership under the Internal Revenue Code and a similar state statue. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for federal or state income taxes related to the LLC in included in these financial statements.

Concentrations

The company specializes in sales of oil and gas interests, and private placement of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii). All funds and securities are transmitted directly to the investment companies.

NOTE D – ACCOUNTS PAYABLE

The amount represents an underpayment of the CRD account.

NOTE E – ADVERTISING

The amount, $263.00, represents the amount recorded for advertising. The amount was expensed as incurred.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2011

Corporate Development Capital. LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

<u>**Computation of Net Capital**</u>

Total Stockholder's equity:		$ 6,356.03

Nonallowable assets:

Prepaid Expenses	3.81	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(3.81)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)

Net allowable capital		$ 6,352.22

<u>**Computation of Basic Net Capital Requirement**</u>

Minimum net capital required as a percentage of aggregate indebtedness	$ 2.02
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 1,352.22

<u>**Computation of Aggregate Indebtedness**</u>

Total Aggregate Indebtedness	$ 30.00
Percentage of aggregate indebtedness to net capital	0.48%

<u>**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**</u>

Computation of Net Capital reported on FOCUS IIA as of December 31, 2011	$ 6,328.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	24.00
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	6,352.00
Reconciled Difference	$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(ii).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2011	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 18, 2012

Board of Directors
Corporate Development Capital, LLC
14680 Sterling Road
Suite 2000
Colorado Springs, CO 80921

In planning and performing my audit of the financial statements and supplemental schedules of Corporate Development Capital, LLC. for the year ended December 31, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA